Mail Stop 0308

December 7, 2004


VIA U.S. MAIL AND FACSIMILE

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Re:	Dominion Resources, Inc.
      Amended Registration Statement on Form S-4 filed November
30,
2004
	File No. 333-120339

	Amended Schedule TO-I filed November 10, 2004
File No. 005-78036

Dear Ms. Wilkerson:

       We have limited our review of your filings to the terms of the transaction and have performed a targeted review of legal disclosure and accounting issues. The staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance has also conducted a limited review of the registration statement on Form S-4 and the Schedule TO. The OM&A staff`s review focused on compliance with the federal rules applicable to tender offers, found in Regulations 13e-4 and 14E. We have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

						FORM S-4

Description of the New Notes, page 37

1. We have read your response to our previous comment 19. Please supplementally address the following matters.

Accounting Treatment for the New Notes

* Please support your assertion that the New Notes meet the criteria of Instrument C as defined in EITF 90-19. Specifically, it does not appear that you may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. It appears that you must exchange stock, other than fractional shares, for the conversion value.

* Please support your assertion that the New Notes met the additional criteria set forth in paragraphs 20 and 21 of EITF 00-19 requiring that the contract contain an explicit limit on the number of shares to be delivered in a share settlement. Based on the description of payment, as detailed on page 40 of the registration statement, it appears that the number of shares to be issued upon conversion is dependent upon the five-day weighted average price of your common stock. Therefore, the number of shares to be exchanged upon conversion is variable and you may not have sufficient authorized and unissued shares available to settle the New Notes.

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
`````````````
 	You may contact Jim Hoffmeister at (202) 942-1988 or, in his absence, Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
942-1885 if you have questions regarding comments on the financial statements and related matters. You may direct questions on the tender offer rules to Julia Griffith, Office of Mergers and Acquisitions, at (202) 942-1762. Direct questions on other disclosure issues to Will Hines at (202) 824-5302 or me at (202) 942-1900.


      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	D. Michael Jones, Esq.
	McGuire Woods LLP
	901 East Cary Street
	Richmond, Virginia 23219

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Dominion Resources, Inc.
Form S-4
December 7, 2004
Page 3